UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

In Mexico:

ASUR
Adolfo Castro, CFO
+(52) 55-5284-0408
acastro@asur.com.mx

ASUR
AEROPUERTOS DEL SURESTE

In the United States:

Breakstone & Ruth

Luca Biondolillo - investor relations
T. (646) 536-7012
Lbiondolillo@breakstoneruth.com

Jessica Anderson - media relations
T. (646) 536-7002
Janderson@breakstoneruth.com

ASUR 1Q02 PASSENGER TRAFFIC DOWN BY 8.82%

First Quarter of 2002 Highlights[1]:

- EBITDA decreased by 11.63% to Ps.190.6 million
- Total passenger traffic decreased by 8.82%
- Revenues declined by 6.64%, mainly as a result of a 11.18% decline in aeronautical revenues
- Commercial revenues per passenger rose by 60.21% to US$1.38
- Operating profit declined by 20.89%
- EBITDA margin to 61.57%, from 65.05% for 1Q01

Mexico City, April 23, 2002 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the Mexican airport operator of Cancun International Airport and eight other airports in the southeast region of Mexico, announced today results for the three-month period ended March 31, 2002.

All figures in this report are unaudited and are prepared in accordance with Generally Accepted Accounting Principles in Mexico. All figures are presented in constant Mexican pesos as of March 31, 2002. All figures in the tables are in thousands of pesos, unless otherwise indicated. All comparisons are year-over-year, i.e. first quarter of 2002 vs. first quarter of 2001, unless otherwise noted. All passenger figures exclude transit passengers and general aviation. Figures for commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1=Ps.9.0160.

[1] All comparisons are year-over-year (first quarter of 2002 vs. first quarter of 2001).

Passenger Traffic in the First Quarter of 2002

Total passenger traffic for the first quarter of 2002 declined year-over-year by 8.82%. This was due to decreases for the quarter of 11.13% and 4.30% in international and domestic passenger traffic, respectively, mainly in connection with the events of September 11, 2001, in the U.S.

Decreases in total passenger traffic for the quarter at ASUR's airports ranged from 28.06% at Cozumel airport to 5.55% at Cancun airport.

Domestic passenger traffic for the quarter decreased at all ASUR's airports with the exception of Cancun, where it rose year-over-year by 11.25%.

International passenger traffic for the quarter decreased at all ASUR's airports with the exception of Villahermosa and Tapachula, where it rose year-over-year by 6.25% and 66.67%, respectively.

At the airport of Cozumel, domestic passenger traffic for the quarter declined year-over-year by 32.28%, while international passenger traffic declined over the same period by 27.00%. U.S. tourists constitute the great majority of passengers flying through this airport, including passengers classified as domestic because their flight originated in Cancun. As a result, of all of ASUR's airports Cozumel has been the most affected by the events of September 11, 2001, in the U.S. Additionally, during the quarter Aeroferinco, a Mexican airline, suspended operations to and from Cozumel, thus affecting domestic passenger traffic figures for this airport.

Total passenger traffic at Huatulco airport decreased year-over-year by 19.82%, mainly as a result of the closing in the third quarter of last year of the local Club Med resort, which represented close to 33% of the total hotel rooms available in the city. ASUR understands that this resort has in the meantime been sold to a hotel chain and is currently expected to restart operations during the fourth quarter of this year.

When analyzing passenger traffic figures for the first quarter of this year, it should be noted that in 2001 Easter Week and Holy Week, which are important vacation periods especially in Mexico, took place in April, while in 2002 Holy Week was in March and Easter Week in April.

Table I: **Domestic Passengers (in thousands)**

Airport	1Q01	1Q02	% change
Cancun	347.7	386.8	11.25
Cozumel	34.9	23.6	(32.38)
Huatulco	61.8	60.4	(2.27)
Merida	187.4	177.9	(5.07)
Minatitlán	31.6	28.5	(9.81)
Oaxaca	111.8	99.0	(11.45)
Tapachula	46.5	43.0	(7.53)
Veracruz	114.0	94.4	(17.19)
Villahermosa	134.5	110.6	(17.77)
TOTAL	**1,070.2**	**1,024.2**	**(4.30)**

Note: Passenger figures exclude transit and general aviation passengers.

Table II: **International Passengers (in thousands)**

Airport	1Q01	1Q02	% change
Cancun	1,855.9	1,694.4	(8.70)
Cozumel	142.6	104.1	(27.00)
Huatulco	35.6	17.7	(50.28)
Merida	41.1	26.4	(35.77)
Minatitlán	0.6	0.5	(16.67)
Oaxaca	7.9	6.8	(13.92)
Tapachula	0.6	1.0	66.67
Veracruz	13.2	12.6	(4.55)
Villahermosa	3.2	3.4	6.25
TOTAL	**2,100.7**	**1,866.9**	**(11.13)**

Note: Passenger figures exclude transit and general aviation passengers.

Table III: **Total Passengers (in thousands)**

Airport	1Q01	1Q02	% change
Cancun	2,203.6	2,081.2	(5.55)
Cozumel	177.5	127.7	(28.06)
Huatulco	97.4	78.1	(19.82)
Merida	228.5	204.3	(10.59)
Minatitlán	32.2	29.0	(9.94)
Oaxaca	119.7	105.8	(11.61)
Tapachula	47.1	44.0	(6.58)
Veracruz	127.2	107.0	(15.88)
Villahermosa	137.7	114.0	(17.21)
TOTAL	**3,170.9**	**2,891.1**	**(8.82)**

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for First Quarter of 2002

Revenues

Consolidated revenues for the quarter declined year-over-year by 6.64% to Ps.309.6 million, mainly as a result of:

- An 11.18% decline in revenues from aeronautical services for the quarter, in connection with the above-discussed decline in passenger traffic over the same period.
- A 21.24% improvement in revenues from non-aeronautical services for the quarter, mainly as a result of an important year-over-year increase in commercial revenues for the period.

Commercial Revenues

ASUR classifies the following activities as commercial revenues: duty free, car rental, retail, banking and money exchange, advertising, teleservices, non-permanent ground transportation, food and beverages and parking lots.

Commercial revenues for the quarter increased year-over-year by 46.26%, mainly as a result of:

- A 66.03% year-over-year increase in duty free revenues for the quarter, mainly resulting from the opening of a number of stores at the airports of Cancun and Merida during the fourth quarter of last year.
- A 138.91% year-over-year increase in revenues generated by food and beverages for the quarter, mainly due to the opening of several restaurants and bars at the airports of Cancun, Cozumel and Merida during the fourth quarter of last year.

During the first quarter of this year:

- An additional duty free store was opened in February at the airport of Cozumel.
- In March, the parking lot at the Villahermosa airport was recovered from the former operator, as a result of the conclusion of the corresponding legal action.
- Also in March, a "Hard Rock" souvenir store opened at Cancun airport.

Operating Expenses

Total Operating Costs and Expenditure increased year-over-year by 3.64%, mainly as a result of the following:

- Cost of services for the quarter increased year-over-year by 9.92%, mainly as a result of the increase in insurance costs related to the third party liability policy renewed on February 23, 2002; the terrorist acts coverage that was acquired in October of last year; and, the increase in costs related to maintenance in conjunction with the opening of additional areas during the fourth quarter of last year.

- To-date, during the initial quarter of the year ASUR's subsidiaries have prepared the projects, scope of work and bidding processes related to the maintenance programs to be carried out during the remainder of the year. For that reason, ASUR's maintenance expenses have historically reached its lowest levels in the first quarter.

- Administrative expenses for the quarter declined year-over-year by 0.75%.

- Cost of technical assistance for the quarter, which is based on EBITDA, subject to a minimum fixed amount, declined year-over-year by 18.33%, mainly in connection with the decrease of EBITDA for the period.

- Concession fees for the quarter declined year-over-year by 6.65%, as a result of the decline in revenues for the period.

- Depreciation and Amortization for the quarter rose by 5.13%, mainly as a result of the capitalization of the investments related to the areas opened during the fourth quarter of last year.

Operating margin for the quarter decreased year-over-year to 35.50%, from 41.90%. This was mainly the result of the year-over-year decline of 6.64% in consolidated revenues and the 3.64% increase in operating expenses, as explained above.

Mexican companies are required to pay the higher of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, including, in ASUR's case, the company's concessions, less the average tax value of certain liabilities (basically, liabilities with Mexican residents, excluding those with financial institutions and their intermediaries)). Under Mexican Law, ASUR's subsidiaries were exempt from paying the asset tax during the first three years of operations. This exemption period concluded on December 31, 2001. For the first quarter of 2002, ASUR's subsidiaries made provisional asset tax payments of Ps.42.3 million. Of this amount, the portion that affected ASUR's results for the period were Ps.15.8 million. Because ASUR currently expects it may be able to recover the difference, or Ps. 26.5 million against future income tax , this amount was thus recorded as an asset for the quarter.

Net income for the first quarter of 2002 decreased year-over-year by 47.65%. Earnings per ordinary series B share (EPS) for the quarter were Ps.0.1708, or earnings per ADS (EPADS) of US$0.1895, compared with EPS of Ps.0.3264, or EPADS of US$0.3620, for the same quarter last year.

Table IV: Summary of Consolidated Results for 1Q02

	1Q01	1Q02	% change
Total Revenues	331,685	309,658	(6.64)
Aeronautical Services	285,272	253,389	(11.18)
Non-aeronautical Services	46,413	56,269	21.24
Commercial Revenues	25,494	37,288	46.26
Operating Profit	138,971	109,935	(20.89)
Operating Margin (%)	41.90%	35.50%	(15.27)
EBITDA	215,750	190,652	(11.63)
EBITDA Margin (%)	65.05%	61.57%	(5.35)
Net Income	97,908	51,254	(47.65)
Earnings per Share (*)	0.3264	0.1708	(47.65)
Earnings per ADS in US$	0.3620	0.1895	(47.65)

(*) Figures are shown in thousands of constant Mexican pesos as of March 31, 2002. U.S. dollar figures are calculated at the exchange rate of US$1= Ps.9.0160. At March 31, 2002, ASUR had 300,000,000 shares outstanding. One ADS represents ten (10) series B shares.

Table V: **Commercial Revenues for 1 Q02**

	1Q01	1Q02	% change
Total Passengers (*)			
Commercial Revenues	25,494	37,288	46.26
Passengers (*)	3,271	2,988	(8.65)
Commercial Revenues per Passenger, in Ps.	7.79	12.48	60.21

(*) For the purposes of this table, 100,045 and 97,220 transit and general aviation passengers are included for 1Q01 and 1Q02, respectively. Revenues figures are shown in thousands of constant Mexican pesos as of March 31, 2002. Passenger figures are shown in thousands of passengers.

Table VI: **Operating Costs and Expenditure for 1Q02**

	1Q01	1Q02	% change
Cost of Services	66,425	73,012	9.92
Administrative	20,605	20,451	(0.75)
Technical Assistance	12,322	10,063	(18.33)
Concession Fees	16,583	15,481	(6.65)
Depreciation and Amortization	76,779	80,717	5.13
TOTAL	**192,714**	**199,723**	**3.64**

Note: Figures are shown in thousands of constant Mexican pesos as of March 31, 2002.

Rates Regulation

The Mexican Ministry of Communications and Transport regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for the quarter were Ps.277.3 million, resulting in an average implicit rate of Ps.88.79 per traffic unit.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

As of March 31, 2002, rights to use airport facilities and airport concessions represented 83.62% of ASUR's total assets. Current assets represented 10.45% and other assets 5.93%.

Cash and cash equivalents on March 31, 2002, were Ps.956.4 million.

Stockholders' equity and total liabilities as of March 31, 2002, represented 95.51% and 4.49% of the Company's total assets, respectively. 81.99% of ASUR's liabilities are deferred taxes liabilities.

Corporate Developments

On April 4, 2002, ASUR's Board of Directors made the following decisions:

- Approved the financial statements for the twelve-month period ended December 31, 2001.

- Propose for approval at the Shareholders' Meeting the application of the results as follows:

  - 5% of the net profit, equal to Ps.12.6 million, applied to the legal reserve.
  - 95% of the net profit to retained earnings.

- Propose for approval at the Shareholders' Meeting that the reserve for share repurchase be cancelled.

- Propose at the Shareholders' Meeting the payment of a total dividend of Ps.1.48 per share, composed of Ps.0.45 and Ps.1.03 ordinary and extraordinary dividends, respectively to be paid from retained earnings.

- Authorized the Nominations and Compensations committee to propose to the shareholders the ratification of series B board members, Statutory Auditors, President, Secretary, and Deputy Secretary.

Upcoming Events

ASUR will hold a joint Ordinary and Extraordinary Shareholders' Meeting on April 25, 2002. The meeting will take place at 10:00 a.m. at the Company's offices at Boulevard Manuel Avila Camacho, Number 40, 6th Floor, Colonia Lomas de Chapultepec, 11000, Mexico City.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Stock Exchange, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other "forward-looking" information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made, and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

FINANCIAL TABLES TO FOLLOW

Operating Results per Airport
In thousands of constant Mexican pesos as of March 31, 2002

	1Q01	1Q02	% change
Cancun			
Aeronautical Revenues	206,958	188,339	(9.00)
Non-aeronautical Revenues	32,040	40,576	26.64
Operating Profit	125,455	109,983	(12.33)
EBITDA	173,552	160,134	(7.73)
Cozumel			
Aeronautical Revenues	14,511	10,345	(28.71)
Non-aeronautical Revenues	2,978	2,920	(1.95)
Operating Profit	5,585	1,972	(64.69)
EBITDA	9,596	6,084	(36.60)
Merida			
Aeronautical Revenues	18,099	16,636	(8.08)
Non-aeronautical Revenues	4,505	5,171	14.78
Operating Profit	3,445	1,871	(45.69)
EBITDA	9,885	8,319	(15.84)
Others			
Aeronautical Revenues	45,705	38,068	(16.71)
Non-aeronautical Revenues	6,889	7,602	10.35
Operating Profit	4,487	(3,891)	(186.72)
EBITDA	22,716	16,115	(29.06)
TOTAL			
Aeronautical Revenues	285,272	253,389	(11.18)
Non-aeronautical Revenues	46,413	56,269	21.24
Operating Profit	138,971	109,935	(20.89)
EBITDA	215,750	190,652	(11.63)

ASUR
AEROPUERTOS DEL SURESTE

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET AS OF MARCH 31 ST, 2002
(Thousands of Mexican pesos in purchasing power as of March 31 st, 2002)

ITEM	March 2001	March 2002	VARIATION	%
ASSETS				
Current Assets				
Cash and cash equivalents	687,158	956,408	269,251	39.2
Trade receivables, net	140,181	169,800	29,619	21.1
Recoverable taxes and other current assets	14,885	63,302	48,417	325.3
Investment in subsidiaries	0	0	0	0.0
Total Current Assets	842,224	1,189,510	347,287	41.2
Fixed Assets				
Machinery, furniture and equipment, net	70,453	68,496	(1,957)	(2.8)
Rights to use airport facilities, net	2,151,395	2,072,582	(78,813)	(3.7)
Improvements to use airport facilities, net	69,376	345,951	276,575	398.7
Constructions in process	148,306	199,418	51,112	34.5
Others	63,345	47,578	(15,767)	(24.9)
Total Fixed Assets	2,502,876	2,734,026	231,150	9.2
Defferred Assets				
Airports concessions, net	7,644,570	7,441,702	(202,867)	(2.7)
Defferred income taxes	0	0	0	0.0
Other	9,669	12,767	3,097	32.0
Total Defferred Assets	7,654,239	7,454,469	(199,770)	(2.6)
TOTAL ASSETS	10,999,339	11,378,006	378,666	3.4
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities				
Trade accounts payable	1,132	558	(574)	(50.7)
Notes payable	0	0	(0)	(100.0)
Accrued expenses and others payables	57,720	88,608	30,888	53.5
Total Current Liabilities	58,852	89,166	30,314	51.5
Long term liabilities				
Other	7,024	2,178	(4,846)	(69.0)
Defferred income taxes	237,811	382,529	144,718	60.9
Defferred employees profit sharing	37,681	36,007	(1,674)	(4.4)
Labor Obligations	0	617	617	0.0
Total long term liabilities	282,516	421,331	138,815	49.1
TOTAL LIABILITIES	341,368	510,497	169,129	49.5
STOCKHOLDER'S EQUITY				
Capital stock	10,058,902	10,058,902	(0)	(0.0)
Legal Reserve	13,373	24,284	10,911	81.6
Share repurchase reserve	0	43,645	43,645	0.0
Net income for the period	97,908	51,254	(46,654)	(47.7)
Retained earnings	487,789	689,425	201,636	41.3
TOTAL STOCKHOLDER'S EQUITY	10,657,971	10,867,509	209,537	2.0
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	10,999,339	11,378,006	378,666	3.4

ASUR
AEROPUERTOS DEL SURESTE

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1st TO MARCH 31 ST, 2002 AND 2001
(Thousands of Mexican pesos in purchasing power as of March 31 st, 2002)

ITEM	ACCUMULATIVE 2001	ACCUMULATIVE 2002	VARIATION %	QUARTER 2001	QUARTER 2002	VARIATION %
Revenues						
Aeronautical Services	285,272	253,389	(11.18)	285,272	253,389	(11.18)
Non-Aeronautical Services	46,413	56,269	21.23	46,413	56,269	21.23
Total Revenues	331,685	309,658	(6.64)	331,685	309,658	(6.64)
Operating Expenses						
Cost of services	66,425	73,012	9.92	66,425	73,012	9.92
General and administrative expenses	20,605	20,451	(0.75)	20,605	20,451	(0.75)
Technical Assistance	12,322	10,063	(18.34)	12,322	10,063	(18.34)
Concession fee	16,583	15,481	(6.65)	16,583	15,481	(6.65)
Depreciation and Amortization	76,779	80,717	5.13	76,779	80,717	5.13
Total Operating Expenses	192,714	199,723	3.64	192,714	199,723	3.64
Operating Income	138,971	109,935	(20.89)	138,971	109,935	(20.89)
Comprehensive Financing cost	10,919	(2,093)	(119.17)	10,919	(2,093)	(119.17)
Extraordinary expenses						
Rescue Clause	3,369	0	(100.00)	3,369	0	(100.00)
Income Before Income Taxes	146,521	107,842	(26.40)	146,521	107,842	(26.40)
Provision for Income Taxes	0	15,789	0.00	0	15,789	0.00
Defferred income taxes	48,613	40,799	(16.07)	48,613	40,799	(16.07)
Defferred employees profit sharing	0	0	0.00	0	0	0.00
Net Income for the Year	97,908	51,254	(47.65)	97,908	51,254	(47.65)
Earning per share	0.3264	0.1708	(47.65)	0.3264	0.1708	(47.65)
Earning per ads usd	0.3620	0.1895	(47.65)	0.3620	0.1895	(47.65)

exchange rate per dollar 9.016

ASUR

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1 ST, TO MARCH 31 ST, 2002 AND 2001
(Thousands of Mexican pesos in purchasing power as of March 31st, 2002)

[illegible]	ACCUMULATIVE [illegible]	ACCUMULATIVE [illegible]	VARIATION [illegible]	[illegible]	[illegible]	VARIATION [illegible]
Net Income for the Year	97,908	51,254	(47.7)	97,908	51,254	(47.7)
Depreciation and Amortization	76,779	80,717	5.1	76,779	80,717	5.1
Resources provided by operations	174,688	131,971	(24.5)	174,688	131,971	(24.5)
Changes in operating assets and liabilities:						
Decrease (increase) in:						
Trade receivables	(39,228)	(38,684)	(1.4)	(39,228)	(38,684)	(1.4)
Recoverable taxes and other current assets	1,094	(13,791)	(1,360.6)	1,094	(13,791)	(1,360.6)
Other deffered assets	(5,730)	(408)	(92.9)	(5,730)	(408)	(92.9)
Increase (decrease) in:						
Trade accounts payable	(10,989)	(740)	(93.3)	(10,989)	(740)	(93.3)
Accrued expenses and others payables	(5,087)	10,388	(304.2)	(5,087)	10,388	(304.2)
Long term liabilities	52,127	40,354	(22.6)	52,127	40,354	(22.6)
Resources provided by (used for) working capital	(7,812)	(2,881)	(63.1)	(7,812)	(2,881)	(63.1)
Resources provided by (used for) operating activities	166,876	129,090	(22.6)	166,876	129,090	(22.6)
Resources provided by (used for) financing activities:	0	0	(100.0)	0	0	(100.0)
Notes payable	0	-	(100.0)	0	-	(100.0)
Others	-	-		-	-	
Resources provided by (used for) investing activities:	(72,163)	(63,433)	(12.1)	(72,163)	(63,433)	(12.1)
Investments in machinery, furniture and equipment, net	(2,155)	(66)	(97.0)	(2,155)	(66)	(97.0)
Investments in rights to use airport facilities	(2,320)	-	(100.0)	(2,320)	-	(100.0)
Investments in constructions in process	(61,759)	(66,925)	8.4	(61,759)	(66,925)	8.4
Investments in others	(5,929)	3,557	(160.0)	(5,929)	3,557	(160.0)
Increase (Decrease) in cash and cash equivalents	94,712	65,657	(30.7)	94,712	65,657	(30.7)
Cash and cash equivalents at beginning of the financial period	592,445	890,751	50.4	592 445	890,751	50.4
Cash and cash equivalents at the end of the financial period	687,158	956,408	39.2	687,158	956,408	39.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________

Name: Adolfo Castro Rivas

Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: April 24, 2002